Exhibit 21.1

Company Name	State/Country of Incorporation
Fender Musical Instruments Corporation	DE

• Fender Asia Pacific Corp.	DE
• Fender International Corporation	DE
• Fender (EDC) B.V.	The Netherlands
• Fender Musical Instruments France	France
• Fender Iberica S. L.	Spain
• Fender Musical Instruments Europe Limited	United Kingdom
• Fender Musical Instruments GmbH	Germany
• Fender Scandinavia A.B.	Sweden
• Instrumentos Musicales Fender, S.A. de C.V. (99.9% FMIC, .01% FIC)	Mexico
• Jackson/Charvel Manufacturing, Inc.	DE
• K. K. Fender Promotion (50% FMIC)	Japan
• ROKR Ventures, Inc.	DE
• KMC Music, Inc. dba KMC Musicorp.	CT
• KMI Europe, Inc.	DE
• B & Music Ltd.	Canada
• Takamine Gakki Co., Ltd. (12% KMC Music, Inc.)	Japan